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August 2, 2005





Thomas A. Jones
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 03-06
Washington, D.C. 20549

Re:      Ovation Products Corporation
         Registration Statement on Form 10-SB, Amendment No. 4
         File Number 000-51145

Dear Mr. Jones:

      This letter is submitted on behalf of Ovation Products Corporation (the "Company") in response to the comments of the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to Amendment No. 3 to the Company's Registration Statement on Form 10-SB filed on July 8, 2005 (the "Form 10-SB"), as set forth in your letter dated July 15, 2005 to William Lockwood (the "Comment Letter"). The Company concurrently is filing Amendment No. 4 to the Form 10-SB (the "Amendment No. 4"), which includes changes that principally reflect responses to the Staff's comments.

      For reference purposes, the text of the Comment Letter has been reproduced herein with our responses below each numbered comment. For your convenience, we have bolded and italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the responses refer to Amendment No. 4. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.

      In addition to submitting this letter via EDGAR, simultaneously herewith we are sending to you via UPS Overnight Delivery three copies of each of this letter and Amendment No. 4 (marked to show changes from Amendment No. 3).

August 2, 2005
Page Two


Part I
The Water Purification and Treatment Industry, page 2

      1. Please refer to prior comment 1. Please provide us with support for the following:

      o "several million people die every year from water contaminated by solvents, pesticides, industrial waste, lead, and other pollutants."

      o "Within the United States . . . between 10% and 40% of water transported . . . is lost through leakage and inaccurate metering."

      o "between 2,800 and 3,200 gallons of water are required to make a single eight-inch wafer."

In connection with our prior responses to the Staff accompanying the Company's Amendment No. 3, we provided supplementally to the Staff support for the various statements made by the Company regarding the water treatment industry, including those identified above. Supplementally, we provide references for the statements (including some previously provided) as follows:

      o "several million people die every year from water contaminated by solvents, pesticides, industrial waste, lead, and other pollutants."


            Please see Exhibit A wherein we have highlighted materials from two studies conducted by The World Bank that indicate in one report that 3 million deaths resulted annually from water related disease and in a second report that there were approximately 1.7 million such deaths in 2002.

      o "Within the United States . . . between 10% and 40% of water transported . . . is lost through leakage and inaccurate metering."


            Please see Exhibit A where we have provided an excerpt from a securities research analyst report citing this statistic.

      o "between 2,800 and 3,200 gallons of water are required to make a single eight-inch wafer."

            Please see Exhibit A here we have provided an excerpt from a securities research analyst report citing this statistic.

August 2, 2005
Page Three


Ovations's Technology, page 8

      2. Please refer to prior comment 4. Please tell us where you responded to the third sentence of comment 9 in our letter dated April 7, 2005 concerning comparative ancillary costs such as waste disposal.

We believe that we have explained the operating cost comparisons on page 6 of Amendment No. 4. For each alternative, we have revised the disclosure to clarify that we provide a per gallon operating cost based on electric power.

Going Concern, page 20

      3. The disclosure in the fourth paragraph conflicts with the disclosure on page F-36 and pages 8 and 18 of your Form 10-QSB. Please revise.

As requested by the Staff, the disclosure on page 20 of Amendment No. 4 has been revised to make it consistent with the more up to date information included in the Company's disclosure in its Form 10-QSB.

Item 5.  Directors, Executive Officers, Promoters and Control Persons, page 31

      4. You have named both Mr. MacDonald and Mr. Zebuhr as your chairman during the period January 2002 to May 2005. Please reconcile.

As requested by the Staff, the disclosure on page 29 of Amendment No. 4 has been revised to clarify that Mr. MacDonald became the Chief Executive Officer in June 2005 and that Mr. Zebuhr stepped down as Chief Executive Officer in June 2005 and became, at that time, the Chairman of the Company's Board of Directors.

Part II
Item 4.  Recent Sales of Unregistered Securities, page 47

      5. Please tell us the exemption you relied upon concerning the issuance of securities in June 2005. Also, please file as an exhibit the note issued to S.J. Electro Systems in June 2005.

For the issuance of securities in June 2005, we relied on the exemption provided under Rule 506 of Regulation D.

August 2, 2005
Page Four

      We appreciate in advance your time and attention to Amendment No. 4, as well as to our comments. Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo
---------------------------------
Anna T. Pinedo, Esq.

cc:    William Lockwood
       Robert MacDonald
       James R. Tanenbaum, Esq.
       Michael Kalish, Esq.